Filed by Health Fitness Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Health Fitness Corporation
                                                     Commission File No. 0-25064

FOR IMMEDIATE RELEASE                  Contact:       Charlie Mitchell
                                                      Manchester Companies
                                                     (612) 338-4722


                HEALTH FITNESS SIGNS LETTER OF INTENT FOR MERGER

         MINNEAPOLIS, May 9, 2000 --- Health Fitness Corporation (OTC: HFIT) today announced that it has signed a letter of intent to merge with Healthtrax, Inc., a Connecticut-based privately-held company that owns and/or manages (i) medical fitness centers, (ii) work site fitness and rehab centers, and (iii) employee wellness programs. If the merger is completed, Healthtrax would be merged into Health Fitness, with current Healthtrax shareholders receiving Health Fitness common stock representing approximately 50% of all Health Fitness common stock outstanding after the merger. It is anticipated that the merged company would be governed by a seven-person Board of Directors initially comprised of two persons designated by each of Health Fitness and Healthtrax, with those four designees choosing three outside directors.

         The merger is subject to several conditions, including completion of definitive agreements approved by the Board of Directors and shareholders of each company; the merger qualifying as a pooling of interests and a tax-free reorganization; anti-trust clearance under the HSR Act (if applicable); and other customary conditions. Assuming these conditions are satisfied, the merger would be expected to close in approximately September, 2000.

         Charles J.B. Mitchell, Jr., acting Chief Executive Officer of HFIT said, "We are pleased that Health Fitness' process of exploring its strategic alternatives has resulted in a letter of intent with Healthtrax. The combined companies should be able to achieve the critical mass necessary to pursue our growth objectives and to better serve our clients in both the hospital and corporate markets." Mr. Mitchell also said, "We believe that the combined senior management teams from HealthTrax and Health Fitness Corporation can provide excellent leadership at both the strategic and operational levels as the Company transitions out of the arrangement under which employees of the Manchester Companies have been providing senior management to Health Fitness."

         Health Fitness Corporation of Minneapolis, Minnesota manages corporate fitness centers and hospital-based fitness centers throughout the United States and provides a wide range of additional health and wellness services to corporations.

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the probability that the proposed merger with Healthtrax will be completed and the anticipated effects of such merger. Such statements are based on the current expectations and beliefs of management of Health Fitness and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others could cause actual results to differ materially from those described in the forward-looking statements: failure of the parties to negotiate and sign definitive agreements; failure of the Health Fitness or Healthtrax shareholder to approve the merger; the risk that the Health Fitness and Healthtrax businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers; timely identification, development, acceptance and pricing of new products and services; consummation of binding agreements with prospective business partners, the ability to close and execute large multi-year contracts and the impact of competitive products and services and pricing. For a detailed discussion of these and other cautionary statements, please refer to the proxy statement/prospectus to be filed by Health Fitness, as well as Health Fitness' filings with the Securities and Exchange Commission, especially Health Fitness' annual report on Form 10-K for the year ended December 31, 1999, and other documents periodically filed with the Securities and Exchange Commission. Health Fitness undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

         Health Fitness Corporation and/or its officers and directors may be deemed to be participants in the solicitation of proxies from Health Fitness shareholders with respect to the proposed merger. Information regarding such officers and directors is included in Health Fitness' annual report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 30, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the Health Fitness contact listed above.

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. SHAREHOLDERS OF HEALTH FITNESS CORPORATION AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY HEALTH FITNESS CORPORATION IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM HEALTH FITNESS CORPORATION THROUGH THE CONTACT LISTED ABOVE.